UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ( ✓ )        Form 40-F (      )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (      )        No ( ✓ )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Mirae Corporation (“Mirae”) filed its annual report for the fiscal year ended December 31, 2004 on Form 20-F on June 30, 2005, which was amended on July 28, 2005 (as amended, the “2004 20-F”). Pursuant to certain comments received from the United States Securities and Exchange Commission (the “SEC”) with respect to Mirae’s financial statements and the related notes thereto (the “Financial Statements”) contained in the 2004 20-F, Mirae has reviewed the Financial Statements with Deloitte HanaAnjin LLC (“Deloitte”), its independent registered public accounting firm. As a result of such review based on the SEC’s comments, Mirae, in consultation with Deloitte, has determined that it will restate its Financial Statements, certain details of which are set forth below.

The principal matter currently under discussion with Deloitte relates to consolidation of Cyber Bank Corporation (“Cyber Bank”), an affiliate of Mirae, in its Financial Statements pursuant to the requirements under FIN 46(R). As of December 31, 2004, Mirae owned 28.25% of the common shares of Cyber Bank while family members of Mr. Moon Soul Chung (Mirae’s former CEO, who currently owns 12.50% of the issued and outstanding shares of Mirae) owned 37.6% of the common shares of Cyber Bank. In particular, after revisiting the analysis in light of the comments from the SEC, Mirae believes that it did not place enough emphasis on the relationship between Mirae and the family members of Mr. Moon Soul Chung – had Mirae done so at the time of its initial analysis, Mirae believes that it would have treated such parties as one entity for the purposes of determining the identity of the primary beneficiary of Cyber Bank in connection with the analysis of the variable interests in Cyber Bank pursuant to FIN 46(R), which would have led Mirae to conclude that Cyber Bank should be consolidated in its Financial Statements. Mirae accounted for Cyber Bank under the equity method pursuant to U.S. GAAP.

The above-mentioned adjustments would affect a number of components of Mirae’s Financial Statements. Mirae is not yet able to quantify the adjustments that will need to be made conclusively at this time, and no assurance can be given at this time that such restatement will not have a material impact on the Financial Statements.

Mirae is currently in the process of restating the Financial Statements and has placed the restatement as a high priority item. Mirae intends to file an amendment to the 2004 20-F, including the restated Financial Statements, as soon as practicable, but in no event later than November 30, 2005. Because work on restatement is still in progress, the anticipated adjustments referred to in this filing on Form 6-K cannot be conclusively identified or quantified until the restatement is completed. As with any restatement, it is possible that additional issues affecting Mirae’s financial results may arise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005

MIRAE CORPORATION
(Registrant)

By:	/s/ MiRi Chung
Name:	Mi-Ri Chung
Title:	Public Disclosure Representative of Investor Relations Team

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